

DIVISION OF
CORPORATION FINANCE

August 13, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Aldo J. Pagliari
Chief Financial Officer
Snap-On Inc.
2801 80th Street
Kenosha, WI 53143

>   **Re: Snap-On Inc.**
>   **Form 10-K for Fiscal Year Ended January 3, 2015**
>   **Filed February 12, 2015**
>   **File No. 1-7724**

Dear Mr. Pagliari:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ W. John Cash

                                    W. John Cash
                                    Branch Chief
                                    Office of Manufacturing and
                                    Construction